

January 3, 2011

Michael W. Malone
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

    Re: **Polaris Industries Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed March 1, 2010
               File No. 01-11411

Dear Mr. Malone:

We have reviewed your response letter dated December 10, 2010 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

1. We note your response to prior comment 2. Please provide us with a long term analysis on both a historical and expected future results basis that supports your conclusion that the economic characteristics of the three operating segments are similar in regard to the gross profit percentage. In so doing, indicate the period of time covered by the historical and future periods. If expected results for future periods are the primary basis for your conclusion, and expected future results differ from historical trends, please explain to us the reason for any difference and why the future results are a better indicator of similarity among the operating segments than the historical trends.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief